Mail Stop 4561

February 5, 2007

Jerome Cooper
President
c/o GTJ Co., Inc.
444 Merrick Road
Lynbrook, NY 11563

Re: **GTJ REIT, Inc.**
        Amendment No. 4 to Form S-11 on Form S-4
        Filed on January 31, 2007
        File No. 333-136110

Dear Mr. Cooper:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Management of Our Company, page 122

Tables related to compensation, page 124

1. We note from your disclosure on page 124 that options were granted to certain officers of the company on June 26, 2006, yet the table on page 125 indicates that the grant date has not yet taken place. Please clarify whether or not the grant date has already occurred in accordance with the definition of grant date in SFAS 123(R).

Specifically address why shareholder approval and consummation of the Reorganization are not considered to be perfunctory in light of the voting trust agreement as described on page 11. Refer to the definition of grant date in paragraph A77 and Appendix E of SFAS 123(R). If the grant date, as defined in SFAS 123(R), has already occurred, please provide the disclosures required by SFAS 123(R) and clarify to us how you will account for these options.   If the grant date, as defined in SFAS 123(R), has not yet occurred, please tell us, and disclose in your filing, when you anticipate the grant date will occur, and how you will account for these options at the grant date, including how you will determine the fair value of these options at the grant date.

2. Tell us why the date the Initial Incentive Options were granted, June 26, 2006, is not the service inception date based on the criteria in paragraphs 79-85 of SFAS 123(R). Refer to your disclosure on page 124 and tell us what consideration you gave to considering the successful consummation of the Reorganization to be an implicit performance condition. Refer to paragraph A79 of SFAS 123(R).

3. With regard to the prior two comments, if shareholder approval of the Reorganization and the resulting approval of the options is not considered to be a formality or perfunctory clearly explain to us the basis for that conclusion including why the shareholders vote at the special meeting is considered to be substantive, even in view of the voting trust agreement. Refer to paragraph A77 and footnote 77 to paragraph A79 of SFAS 123(R).

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Eric McPhee, Accountant, at (202) 551-3693 or Linda Van Dorn, Senior Assistant Chief Accountant, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

                Sincerely,

                Michael McTiernan
                Special Counsel

cc: Stuart M. Sieger, Esq. (*via facsimile*)